Adecoagro S.A.

Condensed Consolidated Interim Financial Statements as of June 30, 2024 and for the six-month periods ended June 30, 2024 and 2023

Legal information

Denomination: Adecoagro S.A.
Legal address: 28, Boulevard Raiffeisen, L-2411, Luxembourg

Company activity: Agricultural and agro-industrial
Date of registration: June 11, 2010
Expiration of company charter: No term defined
Number of register (RCS Luxembourg): B153.681
Issued Capital Stock: 111,381,815 common shares (Note 21)
Outstanding Capital Stock: 102,461,382 common shares
Treasury Shares: 8,920,433 common shares

Adecoagro S.A.
Condensed Consolidated Interim Statements of Income
for the six-month and three-month periods ended June 30, 2024 and 2023
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

		Six-months ended June 30,		Three-months ended June 30,
	Note	2024	2023	2024	2023

		(unaudited)
Revenue	4	673,192	649,131	411,417	402,873
Cost of revenue	5	(539,807)	(488,011)	(334,466)	(293,123)
Initial recognition and changes in fair value of biological assets and agricultural produce	15	107,700	90,365	44,595	29,441
Changes in net realizable value of agricultural produce after harvest		(13,579)	(184)	(4,561)	(33)
Margin on manufacturing and agricultural activities before operating expenses		227,506	251,301	116,985	139,158
General and administrative expenses	6	(54,847)	(46,037)	(33,163)	(24,561)
Selling expenses	6	(68,721)	(65,327)	(40,136)	(37,583)
Other operating income/(expense), net	8	1,135	(5,001)	21,609	1,908
Profit from operations		105,073	134,936	65,295	78,922
Finance income	9	5,025	75,849	(4,479)	54,330
Finance costs	9	(103,027)	(91,195)	(81,293)	(64,614)
Other financial results - Net gain / (loss) of inflation effects on the monetary items	9	5,617	(12,336)	(27,100)	(607)
Financial results, net	9	(92,385)	(27,682)	(112,872)	(10,891)
Profit / (loss) before income tax		12,688	107,254	(47,577)	68,031
Income tax benefit / (expense)	10	44,524	(38,129)	57,445	(21,912)
Profit for the period		57,212	69,125	9,868	46,119
Attributable to:
Equity holders of the parent		56,913	67,837	9,526	46,268
Non-controlling interest		299	1,288	342	(149)

Earnings per share attributable to the equity holders of the parent during the period:
Basic earnings per share		0.546	0.630	0.094	0.430
Diluted earnings per share		0.543	0.629	0.093	0.429

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Comprehensive Income
for the six-month and three-month periods ended June 30, 2024 and 2023
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Six-months ended June 30,		Three-months ended June 30,
	2024	2023	2024	2023

	(unaudited)

Profit for the period	57,212	69,125	9,868	46,119
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	364,052	59,531	72,168	27,794
Cash flow hedge, net of tax (Note 2)	16,907	18,529	16,963	15,287
Items that will not be reclassified to profit or loss:
Revaluation surplus net of tax	(230,673)	(21,708)	(60,229)	(6,541)
Other comprehensive income	150,286	56,352	28,902	36,540
Total comprehensive income for the period	207,498	125,477	38,770	82,659

Attributable to:
Equity holders of the parent	204,601	123,941	37,695	82,741
Non-controlling interest	2,897	1,536	1,075	(82)

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Financial Position
as of June 30, 2024 and December 31, 2023
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

		June 30,	December 31,
	Note	2024	2023
		(unaudited)
ASSETS
Non-Current Assets
Property, plant and equipment, net	11	1,582,210	1,549,565
Right of use assets	12	368,205	406,713
Investment property	13	33,364	33,364
Intangible assets, net	14	36,674	27,519
Biological assets	15	37,387	23,706
Deferred income tax assets	10	10,164	9,777
Trade and other receivables, net	17	37,209	39,060
Derivative financial instruments	16	17,081	18,001
Other Assets		2,103	1,515
Total Non-Current Assets		2,124,397	2,109,220
Current Assets
Biological assets	15	155,477	204,331
Inventories	18	455,387	256,051
Trade and other receivables, net	17	212,007	179,055
Derivative financial instruments	16	2,177	13,819
Short-term investments		58,616	62,637
Cash and cash equivalents	19	140,311	339,781
Total Current Assets		1,023,975	1,055,674
TOTAL ASSETS		3,148,372	3,164,894
SHAREHOLDERS EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital	21	167,073	167,073
Share premium	21	680,990	743,810
Cumulative translation adjustment		(416,132)	(603,861)
Equity-settled compensation		14,984	18,654
Cash flow hedge		(217)	(17,124)
Other reserves		151,250	150,677
Treasury shares		(13,377)	(8,062)
Revaluation surplus		253,715	317,598
Reserve from the sale of non-controlling interests in subsidiaries		41,574	41,574
Retained earnings		482,637	418,789
Equity attributable to equity holders of the parent		1,362,497	1,229,128
Non-controlling interest		39,417	36,520
TOTAL SHAREHOLDERS EQUITY		1,401,914	1,265,648
LIABILITIES
Non-Current Liabilities
Trade and other payables	23	478	1,008
Borrowings	24	678,805	697,843
Lease liabilities	25	289,818	325,569
Deferred income tax liabilities	10	351,002	376,331
Payroll and social security liabilities	26	1,099	1,570
Provisions for other liabilities	27	2,734	2,871
Total Non-Current Liabilities		1,323,936	1,405,192
Current Liabilities
Trade and other payables	23	183,142	190,730
Current income tax liabilities	10	2,093	5,023
Payroll and social security liabilities	26	28,985	37,357
Borrowings	24	151,866	207,106
Lease liabilities	25	55,749	52,941
Derivative financial instruments	16	48	169
Provisions for other liabilities	27	639	728
Total Current Liabilities		422,522	494,054
TOTAL LIABILITIES		1,746,458	1,899,246
TOTAL SHAREHOLDERS EQUITY AND LIABILITIES		3,148,372	3,164,894

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity
for the six-month periods ended June 30, 2024 and 2023
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share Capital (Note 21)	Share Premium	Cumulative Translation Adjustment	Equity-settled Compensation	Cash flow hedge	Other reserves	Treasury shares	Revaluation surplus	Reserve from the sale of non-controlling interests in subsidiaries	Retained Earnings	Subtotal	Non-Controlling Interest	Total Shareholders’ Equity

Balance at January 1, 2023	167,073	793,169	(456,029)	18,792	(44,872)	126,925	(4,792)	281,909	41,574	202,342	1,126,091	37,552	1,163,643
Profit for the period	—	—	—	—	—	—	—	—	—	67,837	67,837	1,288	69,125
Other comprehensive income:
- Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	—	—	44,892	—	—	—	—	13,091	—	—	57,983	1,548	59,531
Cash flow hedge (*)	—	—	—	—	18,529	—	—	—	—	—	18,529	—	18,529
Revaluation of surplus (**)	—	—	—	—	—	—	—	(20,408)	—	—	(20,408)	(1,300)	(21,708)
Other comprehensive income for the period	—	—	44,892	—	18,529	—	—	(7,317)	—	—	56,104	248	56,352
Total comprehensive income for the period	—	—	44,892	—	18,529	—	—	(7,317)	—	67,837	123,941	1,536	125,477

Reserves for the benefit of government grants (1)	—	—	—	—	—	6,266	—	—	—	(6,266)	—	—	—
- Restricted shares and restricted units (Note 22):
Value of employee services	—	—	—	3,458	—	—	—	—	—	—	3,458	—	3,458
Vested	—	7,528	—	(6,145)	—	1,554	—	—	—	—	2,937	—	2,937
Forfeited	—	—	—	—	—	18	(18)	—	—	—	—	—	—
Granted	—	—	—	—	—	(822)	822	—	—	—	—	—	—
-Purchase of own shares (Note 21)	—	(9,374)	—	—	—	—	(2,096)	—	—	—	(11,470)	—	(11,470)
- Dividends to shareholders (Note 22)	—	(35,000)	—	—	—	—	—	—	—	—	(35,000)	—	(35,000)
Balance at June 30, 2023 (unaudited)	167,073	756,323	(411,137)	16,105	(26,343)	133,941	(6,084)	274,592	41,574	263,913	1,209,957	39,088	1,249,045
(*) Net of 9,739 of Income tax.
(**) Net of 11,455 of Income tax.
(1) Correspond to the presumed credit of ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) over the sale values in our Sugar, ethanol and energy business.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity
for the six-month periods ended June 30, 2024 and 2023 (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share Capital (Note 21)	Share Premium	Cumulative Translation Adjustment	Equity-settled Compensation	Cash flow hedge	Other reserves	Treasury shares	Revaluation surplus	Reserve from the sale of non-controlling interests in subsidiaries	Retained Earnings	Subtotal	Non-Controlling Interest	Total Shareholders’ Equity

Balance at January 1, 2024	167,073	743,810	(603,861)	18,654	(17,124)	150,677	(8,062)	317,598	41,574	418,789	1,229,128	36,520	1,265,648
Profit for the period	—	—	—	—	—		—	—	—	56,913	56,913	299	57,212
Other comprehensive loss:
- Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	—	—	187,729	—	—	—	—	154,339	—	—	342,068	21,984	364,052
Cash flow hedge (*)	—	—	—	—	16,907	—	—	—	—	—	16,907	—	16,907
- Items that will not be reclassified to profit or loss:
Revaluation surplus (**)	—	—	—	—	—	—	—	(211,287)	—	—	(211,287)	(19,386)	(230,673)
Transfer of the revaluation surplus derived from the disposals of assets (**)	—	—	—	—	—	—	—	(6,935)	—	6,935	—	—	—
Other comprehensive income for the period	—	—	187,729	—	16,907	—	—	(63,883)	—	6,935	147,688	2,598	150,286
Total comprehensive income for the period	—	—	187,729	—	16,907	—	—	(63,883)	—	63,848	204,601	2,897	207,498

- Employee share options (Note 22):
Exercised	—	115	—	(38)	—	—	22	—	—	—	99	—	99
- Restricted shares and restricted units (Note 22):
Value of employee services	—	—	—	2,479	—	—	—	—	—	—	2,479	—	2,479
Vested	—	7,540	—	(6,111)	—	1,456	—	—	—	—	2,885	—	2,885
Forfeited	—	—	—	—	—	23	(23)	—	—	—	—	—	—
Granted	—	—	—	—	—	(906)	906	—	—	—	—	—	—
- Purchase of own shares (Note 21)	—	(35,475)	—	—	—	—	(6,220)	—	—	—	(41,695)	—	(41,695)
- Dividends to shareholders (Note 22)	—	(35,000)	—	—	—	—	—	—	—	—	(35,000)	—	(35,000)
Balance at June 30, 2024 (unaudited)	167,073	680,990	(416,132)	14,984	(217)	151,250	(13,377)	253,715	41,574	482,637	1,362,497	39,417	1,401,914

(*) Net of 9,335 of Income tax.
(**) Net of 126,591 of Income tax.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Cash Flows
for the six-month periods ended June 30, 2024 and 2023
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

		Six-months ended June 30,
	Note	2024	2023
		(unaudited)
Cash flows from operating activities:
Profit for the period		57,212	69,125
Adjustments for:
Income tax (benefit) / expense	10	(44,524)	38,129
Depreciation of property, plant and equipment	11	104,721	86,802
Depreciation of right of use assets	12	47,366	37,729
Net loss from the fair value adjustment of investment properties	13	19,805	1,330
Amortization of intangible assets	14	1,145	1,074
Gain from the sale of farmland and other assets	8	(6,050)	—
Loss /(gain) from disposal of other property items	8	332	(1,162)
Equity settled share-based compensation granted	7	3,466	4,865
(Gain) / loss from derivative financial instruments	8, 9	(9,344)	2,580
Interest, finance cost related to lease liabilities and other financial expense, net	9	44,787	13,875
Initial recognition and changes in fair value of non-harvested biological assets (unrealized)		(41,123)	(37,542)
Changes in net realizable value of agricultural produce after harvest (unrealized)		5,088	(107)
Provision and allowances		12	136
Net (gain) / loss of inflation effects on the monetary items	9	(5,617)	12,336
Foreign exchange loss / (gains), net	9	22,023	(35,350)
Cash flow hedge – transfer from equity	9	26,312	33,864
Subtotal		225,611	227,684
Changes in operating assets and liabilities:
Increase in trade and other receivables		(37,751)	(72,737)
Increase in inventories		(167,073)	(78,413)
Decrease in biological assets		121,876	84,689
Increase in other assets		(391)	(349)
Decrease / (increase) in derivative financial instruments		20,759	(7,592)
Decrease in trade and other payables		(40,966)	(114,898)
(Increase) / Decrease in payroll and social security liabilities		(4,173)	2,049
Increase in provisions for other liabilities		468	740
Net cash provided by operating activities before taxes paid		118,360	41,173
Income tax paid		(2,559)	(1,489)
Net cash provided by operating activities	(a)	115,801	39,684

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Cash Flows
for the six-month periods ended June 30, 2024 and 2023 (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

		Six-months ended June 30,
	Note	2024	2023
		(unaudited)
Cash flows from investing activities:
Acquisition of a business, net of cash and cash equivalents acquired		(15,265)	(3,193)
Purchases of property, plant and equipment	11	(154,097)	(137,586)
Purchases of cattle and non-current biological assets		(1,184)	(779)
Purchases of intangible assets	14	(557)	(762)
Interest received and others		4,473	39,144
Proceeds from sale of property, plant and equipment		620	1,790
Proceeds from sale of farmlands and other assets	27	20,044	1,108
Acquisition of short-term investment	16	(33,711)	(34,500)
Disposal of short-term investment	16	36,576	93,009
Net cash used in investing activities	(b)	(143,101)	(41,769)

Cash flows from financing activities:
Proceeds from long-term borrowings		20,369	24,713
Payments of long-term borrowings		(11,740)	—
Proceeds from short-term borrowings		49,871	396,160
Payment of short-term borrowings		(117,043)	(326,244)
Payments of derivative financial instruments		(79)	—
Lease payments		(55,450)	(58,869)
Interest paid	(c)	(8,071)	(24,636)
Purchase of own shares		(41,695)	(11,470)
Dividends paid to non-controlling interest		(124)	—
Dividends to shareholders	21	(17,500)	(17,500)
Net cash used in financing activities	(d)	(181,462)	(17,846)
Net decrease in cash and cash equivalents		(208,762)	(19,931)
Cash and cash equivalents at beginning of period	19	339,781	230,653
Effect of exchange rate changes and inflation on cash and cash equivalents	(e)	9,292	(14,113)
Cash and cash equivalents at end of period	19	140,311	196,609

Combined effect of IAS 29 and IAS 21 of the Argentine subsidiaries over:

		Six-months ended June 30,
		2024	2023
Operating activities	(a)	(18,719)	(45,106)
Investing activities	(b)	(4,003)	(764)
Interest paid	(c)	4,152	(654)
Financing activities	(d)	33,313	50,001
Exchange rate changes and inflation on cash and cash equivalents	(e)	(10,591)	(4,131)

For non-cash transactions, see Note 12 for right of use assets.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

1.    General information

Adecoagro S.A. (the “Company” or “Adecoagro”) is the Group’s ultimate parent company and is a société anonyme (stock corporation) organized under the laws of the Grand Duchy of Luxembourg. Adecoagro is a holding company primarily engaged through its operating subsidiaries in agricultural and agro-industrial activities. The Company and its operating subsidiaries are collectively referred to hereinafter as the "Group." The Group’s activities are carried out through two major lines of business, namely, Farming and Sugar, Ethanol and Energy. The Farming line of business is further comprised of three reportable segments, which are described in detail in Note 3 to these condensed consolidated interim financial statements (hereinafter referred to as the “Interim Financial Statements”).
Adecoagro is a public company listed in the New York Stock Exchange (NYSE) as a foreign registered company under the ticker symbol of AGRO.
These Interim Financial Statements have been approved for issue by the Board of Directors on August 9, 2024.

2.    Financial risk management

Risk management principles and processes

The Group is exposed to several risks arising from financial instruments including price risk, exchange rate risk, interest rate risk, liquidity risk and credit risk. A thorough explanation of the Group’s risks and the Group’s approach to the identification, assessment and mitigation of risks is included in the annual consolidated financial statements. There have been no significant changes to the Group's exposure and risk management principles and processes since December 31, 2023. See Note 2 to the annual consolidated financial statements for more information.

However, the Group considers that the following tables below provide useful information to understand the Group’s interim results for the six-month period ended June 30, 2024. These disclosures do not appear in any particular order of potential materiality or probability of occurrence.

Argentina status:
The Argentine subsidiaries of the Group operate in an economic context in which main variables have a strong volatility as a consequence of political and economic uncertainties, both in national and international environments. Argentina’s inflation rate for the six-month period ended June 30, 2024 and 2023 were 79.8% and 50.7%, respectively. December 31, 2023, 2022 and 2021 was 211.4%, 94.8% and 50.9%, respectively. The Group uses Argentina’s official exchange rate to account for transactions in Argentina, mainly affecting the farming business segment, which as of June 30, 2024 and 2023, respectively, was 912 and 268, respectively, against the U.S. dollar.

On December 10, 2023, a new government took office with the aim to boost a deregulation of the Argentine economy and other regulations. Certain regulations and/or restrictions have been eased and others remain in force, although it is expected that they will be lifted gradually. However, the scope and timing of the measures, including but not limited to the existing foreign exchange regulations remains uncertain as of the date of these Consolidated Financial Statements.

The Argentine Central Bank under prior administration, had implemented certain measures that control and restrict the ability of companies and individuals to access the foreign exchange market known as MULC (for its acronym in Spanish) for certain transactions. However, the performance of blue-chip swap transactions known as “Contado con Liquidación” or CCL (for its acronym in Spanish) was an alternative lawful mechanism. The blue-chip swap transactions are capital markets transactions that could be implemented in different ways, both for the inflow and outflow of funds. The implicit exchange rate applicable to this type of transactions is higher with respect to the official foreign exchange rate.

The Company is permanently monitoring the evolution of the program to determine the possible impacts that these new measures could have on the Company’s business and financial position.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.    Financial risk management (continued)
•Exchange rate risk

The following tables show the Group’s net monetary position broken down by various currencies for each functional currency in which the Group operates at June 30, 2024. All amounts are shown in US dollars.

	June 30, 2024
	(unaudited)
	Functional currency
Net monetary position (Liability)/ Asset	Argentine Peso	Brazilian Reais	Uruguayan Peso	US Dollar	Total
Argentine Peso	(23,807)	—	—	—	(23,807)
Brazilian Reais	—	(510,160)	—	—	(510,160)
US Dollar	(125,558)	(327,623)	42,087	(21,687)	(432,781)
Uruguayan Peso	—	—	(11,040)	—	(11,040)
Total	(149,365)	(837,783)	31,047	(21,687)	(977,788)

The Group’s analysis shown on the tables below is carried out based on the exposure of each functional currency subsidiary against the U.S. Dollar. The Group estimated that, other factors being constant, a hypothetical 10% appreciation/(depreciation) of the U.S. Dollar against the Brazilian real respective functional currencies for the period ended June 30, 2024 or the Uruguayan peso, or a 25% appreciation/(depreciation) of the U.S. Dollar against the Argentine peso. A portion of this effect would have been recognized as other comprehensive income since a portion of the Company’s borrowings was used as cash flow hedge of the foreign exchange rate risk of a portion of its highly probable future revenue in U.S. Dollars (see Hedge Accounting - Cash Flow Hedge below for details).

A portion of this effect would be recognized as other comprehensive income since a portion of the Company’s borrowings was used as cash flow hedge of the foreign exchange rate risk of a portion of its highly probable future revenue in US dollars (see Hedge Accounting - Cash Flow Hedge below for details).

	June 30, 2024
	(unaudited)
	Functional currency
Net monetary position	Argentine Peso	Brazilian Reais	Uruguayan Peso	Total
US Dollar	(31,390)	(32,762)	4,209	(59,943)
(Decrease) or increase in Profit before income tax	(31,390)	(32,762)	4,209	(59,943)

Hedge Accounting - Cash flow hedge

The Group formally documents and designates cash flow hedging relationships to hedge the foreign exchange rate risk of a portion of its highly probable future revenue in U.S. Dollars using a portion of its borrowings denominated in U.S. Dollars, currency forwards and foreign currency floating-to-fixed interest rate swaps, as needed.

Generally, the principal amounts of long-term borrowings (non-derivative financial instruments) and notional values of foreign currency forward contracts (derivative financial instruments) are designated as hedging instruments. These instruments are exposed to foreign currency risks, mainly Brazilian Reais/ U.S. Dollar related to operations in Brazil and Argentine Peso/U.S. Dollar in Argentina related to operations in Argentina. As of June 2024 and 2023, approximately 10% of projected revenue within those countries qualify as highly probable forecast transactions for hedge accounting purposes and are designated as hedged items

The Group prepares formal documentation to support hedge designation, including an explanation of how the designation of the hedging relationship is aligned with the Group’s Risk Management Policy, identification of the hedging
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.    Financial risk management (continued)
instrument, the hedged transactions, the nature of the risk being hedged and an analysis which demonstrates that the hedge is expected to be highly effective. The Group reassesses the prospective and retrospective effectiveness of the hedge on an ongoing basis comparing the foreign currency component of the carrying amount of the hedging instruments and of the highly probable future revenue.

Under cash flow hedge accounting, the effect of changes in foreign currency exchange rates on derivative and non-derivative hedging instruments are not immediately recognized in profit or loss but are reclassified from equity to profit or loss in the periods when the future revenue occur, thus allowing for a more appropriate presentation of the results for the period reflecting the strategy in the Group’s Risk Management Policy.

The Group expects that the cash flows will occur and affect profit or loss between 2024 and 2025.

For the six-month period ended June 30, 2024, a loss before income tax of US$ 531 was recognized in other comprehensive income (June 30, 2023: US$7,313) and US$ 26,550 (June 30, 2023: US$ 35,735) was reclassified from equity to profit or loss within “Financial results, net”.

•Interest rate risk

The following table shows a breakdown of the Group’s fixed-rate and floating-rate borrowings per currency denomination and functional currency of the subsidiary issuing the loans at June 30, 2024 (all amounts are shown in US dollars):

	June 30, 2024
	(unaudited)
	Functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	US Dollar	Total
Fixed rate:
Argentine Peso	19,176	—	—	19,176
Brazilian Reais	—	12,480	—	12,480
US Dollar	34,136	366,268	197,647	598,051
Subtotal fixed-rate borrowings	53,312	378,748	197,647	629,707
Variable rate:
Brazilian Reais	—	187,508	—	187,508
US Dollar	13,456	—	—	13,456
Subtotal variable-rate borrowings	13,456	187,508	—	200,964
Total borrowings as per analysis	66,768	566,256	197,647	830,671

At June 30, 2024, if interest rates on floating-rate borrowings had been 1% higher (or lower) with all other variables held constant, Profit before income tax for the period would decrease as follows:

	June 30, 2024
	(unaudited)
	Functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Total
Variable rate:
Brazilian Reais	—	(1,875)	(1,875)
US Dollar	(135)	—	(135)
Decrease in profit before income tax	(135)	(1,875)	(2,010)

•Credit risk
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.    Financial risk management (continued)

As of June 30, 2024, six banks accounted for more than 75% of the total cash deposited (J.P. Morgan, Portfolio Personal Inversiones, Banco do Brasil, Credit Agricole, Galicia and Itaú).

•Derivative financial instruments

The following table shows the outstanding positions for each type of derivative contract as of June 30, 2024:

▪    Futures / Options

	June 30, 2024
Type of	Quantities (thousands) (**)	Notional	Market	Profit / (Loss) (*)
derivative contract		amount	Value Asset/ (Liability)
			(unaudited)	(unaudited)
Futures:
Sale
Corn	(10)	(1,784)	(26)	(26)
Soybean	(1)	(261)	(13)	(13)
Wheat	3	703	(9)	(9)
Sugar	61	29,399	1,913	2,417
Total	53	28,057	1,865	2,369

(*) Included in line "Gain / (Loss) from commodity derivative financial instruments" Note 8.
(**) All quantities expressed in tons except otherwise indicated.

Commodity future contract fair values are computed with reference to quoted market prices on future exchanges.

▪Other derivative financial instruments

Floating-to-fixed interest rate swaps
In December 2020 the Group's subsidiary in Brazil, Adecoagro Vale do Ivinhema entered into an interest rate swap agreement with Itaú BBA for an aggregate amount of US$ 400 million. According to the swap instrument, Adecoagro Vale do Ivinhema receives IPCA (Extended National Consumer Price Index) plus 4.24% per year and pays CDI (an interbank floating interest rate in Reais) plus 1,85% per year. This swap expires semiannually until December 2026. The swap agreement resulted in a recognition of a loss of US$ 1.3 million for the six-month period ended June 30, 2024.

▪Currency forward
During the six months period ended on June 30, 2024, the Group entered into several currency forward contracts with some Brazilian banks, in order to hedge the fluctuation of the Brazilian Reais against the U.S. Dollar, for an aggregate amount of US$ 5 million. These financial instruments resulted in the recognition of a gain amounting to US$ 0.09 million for the six months period ended June 30, 2024. The currency forward contracts are due in September 2024.
Also, during the six months period ended on June 30, 2024, the Group entered into several currency forward contracts with some Argentine banks, in order to hedge the fluctuation of the Argentine Peso against the U.S. Dollar, for an aggregate amount of US$ 14 million. These financial instruments resulted in a non-significant loss for the six months period ended June 30, 2024. The currency forward contracts are due in December 2024.
Gain and losses on currency forward contracts are included within “Financial results, net” in the statement of income.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information

We are engaged in agricultural, manufacturing and land transformation activities.

Our agricultural activities consist of (i) harvesting certain agricultural products, including crops, rough rice, and sugarcane, either for sale to third parties or for our own internal use as inputs in manufacturing processes, and (ii) producing fluid milk.

Our manufacturing activities consist of (i) selling manufactured products, including processed peanuts, sunflower rice, sugar, ethanol and energy, among others, (ii) producing UHT and UP milk, powder milk and semi-hard cheese, among others; and (iii) providing services, such as grain warehousing and conditioning and handling and drying services, among others.

Our land transformation activities relate to the acquisition of farmlands or businesses with underdeveloped or underutilized agricultural land and the implementation of production technology and agricultural best practices on these farmlands to enhance yields and increase their value for potential realization through sale.

According to IFRS 8, operating segments are identified based on the ‘management approach’. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. Our CODM is the Management Committee. IFRS 8 stipulates external segment reporting based on our internal organizational and management structure and on internal financial reporting to the chief operating decision maker.

Effective for our year ended December 31, 2023, our CODM changed its internal reporting mainly to refine the way it views our farming business and its interaction with our overarching land transformation activities embedded within such farming business. Previously, our CODM reviewed the results of our land transformation strategy as a separate activity upon disposition of transformed farmlands and/or other rural properties, or the acquisition of an under-utilized land. As from the fourth quarter of 2023, our CODM started allocating any profit from disposition of a farmland or, a bargain purchase gain, as part of the farming activity where such farmland belongs. Our CODM believes that this allocation better aligns the activities which were conducted to achieve the full growth potential of the land through the years with its ultimate realization of incremental value. Therefore, any profit on the realization of land transformation activities is now included in the respective farming business operating segment to which the disposed/acquired land belongs.

Also, our CODM started allocating the results of our minor cattle activities – which were previously reported as part of “all other segments” since they did not meet the quantitative thresholds for disclosure – to the farmland where the cattle is assigned. We maintain cattle as a complementary activity to the farming activities rather than as a separate business itself. Cattle helps preserve the value and productive capacity of the farmlands, avoiding the growth of undesired weed.

These changes resulted in revisions to the financial information provided to our CODM on a recurring basis in their evaluation of our financial performance and the decision-making process. Our CODM believes these changes better reflect the performance of our reportable segments. Accordingly, we changed the segment reporting under IFRS 8 as further described below. Previously reported segment financial information was recast for the six-month period ended June 30, 2023 to reflect the new reportable segments’ structure.

Based on the foregoing, we operate in two major lines of business, namely, “Farming” and “Sugar, Ethanol and Energy”.

•The ‘Farming’ business is further comprised of three reportable segments:

•‘Crops’ Segment which consists of planting, harvesting and sale of grains, oilseeds and fibers (including wheat, corn, soybeans, peanuts, cotton and sunflowers, among others), and to a lesser extent the provision of grain warehousing/conditioning and handling and drying services to third parties. Each underlying crop in this segment does not represent a separate operating segment. Management seeks to maximize the use of the land through the cultivation of one or more type of crops. Types and surface amount of crops cultivated may vary from harvest year to harvest year depending on several factors, some of them out of our control. Management is focused on the long-term performance of the productive land, and to that extent, the performance is assessed
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)

considering the aggregated combination, if any, of crops planted in the land. A single manager is responsible for the management of operating activity of all crops rather than for each individual crop.

•‘Rice’ Segment which consists of planting, harvesting, processing and marketing of rice.

•‘Dairy’ Segment which consists of the production and sale of raw milk and industrialized products, including UHT, cheese and powder milk among others.

•‘Sugar, Ethanol and Energy’ Segment which consists of cultivating sugarcane which is processed in owned sugar mills, transformed into ethanol, sugar and electricity and then marketed;

Total segment assets and liabilities are measured in a manner consistent with that of the Interim Financial Statements. These assets and liabilities are allocated based on the operations of the segment and the physical location of the asset.

As further discussed in Note 32 to our consolidated financial statements for the year ended December 31, 2023, we apply IAS 29 to our operations in Argentina. According to IAS 29, all Argentine Peso-denominated non-monetary items in the statement of financial position are adjusted by applying a general price index from the date they were initially recognized to the end of the reporting period. Likewise, all Argentine Peso-denominated items in the statement of income are expressed in terms of the measuring unit current at the end of the reporting period, consequently, income statement items are adjusted by applying a general price index on a monthly basis from the dates they were initially recognized in the financial statements to the end of the reporting period. This process is called “re-measurement”. Once the re-measurement process is completed, all Argentine Peso denominated accounts are translated into U.S. Dollars, which is our reporting currency, applying the guidelines in IAS 21 “The Effects of Changes in Foreign Exchange Rates”(“IAS 21”). IAS 21 requires that amounts be translated at the closing rate at the date of the most recent statement of financial position. This process is called “translation”. The re-measurement and translation processes are applied on a monthly basis until year-end. Due to these processes, the re-measured and translated results of operations for a given month are subject to change until year-end, affecting comparison and analysis.

However, the internal reporting reviewed by our CODM departs from the application of IAS 29 and IAS 21 re-measurement and translation processes discussed above. For segment reporting purposes, the segment results of Argentine operations for each reporting period were adjusted for inflation and translated into the reporting currency using the reporting period average exchange rate. The translated amounts were not subsequently re-measured and translated in accordance with the IAS 29 and IAS 21 guidelines. In order to evaluate the segment’s performance, results of operations in Argentina are based on monthly data adjusted for inflation and converted into the monthly US dollar average exchange rate. These converted amounts are not subsequently readjusted and reconverted as described under IAS 29 and IAS 21. It should be noted that this translation methodology for evaluating segment information is the same that we use to translate results of operations from our subsidiaries from countries that have not been designated hyperinflationary economies because it allows for a more accurate analysis of the economic performance of its business as a whole. Our CODM believes that the exclusion of the re-measurement and translation processes from the segment reporting structure allows for a more useful presentation and facilitates period-to-period comparison and performance analysis.

The primary operating performance measure for all of our segments is “Profit or Loss from Operations” which we measure in accordance with the procedure outlined above.
The following tables show a reconciliation of the reportable segments information reviewed by our CODM with the reportable segment information measured in accordance with IAS 29 and IAS 21 as per the Interim Financial Statements for the periods presented. These tables do not include information for the Sugar, Ethanol and Energy reportable segment since this information is not affected by the application of IAS 29 and therefore there is no difference between the information reviewed by our CODM and the information included in the Interim Financial Statements:
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)

Segment reconciliation for the six-month period ended

June 30,2024 (unaudited)	Crops			Rice			Dairy
	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income
Revenue	108,465	5,911	114,376	128,911	7,251	136,162	125,834	8,684	134,518
Cost of revenue	(102,589)	(5,615)	(108,204)	(100,321)	(3,901)	(104,222)	(103,153)	(6,701)	(109,854)
Initial recognition and changes in fair value of biological assets and agricultural produce	26,808	2,872	29,680	31,343	5,232	36,575	4,012	479	4,491
Changes in net realizable value of agricultural produce after harvest	(12,394)	(1,695)	(14,089)	(1)	(6)	(7)	—	—	—
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	20,290	1,473	21,763	59,932	8,576	68,508	26,693	2,462	29,155
General and administrative expenses	(14,289)	(534)	(14,823)	(8,955)	(608)	(9,563)	(5,239)	(462)	(5,701)
Selling expenses	(6,949)	(475)	(7,424)	(15,541)	(899)	(16,440)	(11,554)	(991)	(12,545)
Other operating income, net	7,962	(3,719)	4,243	(14,242)	827	(13,415)	2,051	331	2,382
Profit / (loss) from Operations	7,014	(3,255)	3,759	21,194	7,896	29,090	11,951	1,340	13,291

Depreciation of Property, plant and equipment and amortization of Intangible assets	(3,659)	(361)	(4,020)	(6,752)	(526)	(7,278)	(5,623)	(526)	(6,149)
Net loss from Fair value adjustment of Investment property	(566)	(3,868)	(4,434)	(16,023)	652	(15,371)	—	—	—

June 30,2024 (unaudited)	Corporate			Total
	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income
Revenue	—	—	—	651,346	21,846	673,192
Cost of revenue	—	—	—	(523,590)	(16,217)	(539,807)
Initial recognition and changes in fair value of biological assets and agricultural produce	—	—	—	99,117	8,583	107,700
Changes in net realizable value of agricultural produce after harvest	—	—	—	(11,878)	(1,701)	(13,579)
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	—	—	—	214,995	12,511	227,506
General and administrative expenses	(11,527)	(1,004)	(12,531)	(52,239)	(2,608)	(54,847)
Selling expenses	(27)	(15)	(42)	(66,341)	(2,380)	(68,721)
Other operating income, net	406	3	409	3,693	(2,558)	1,135
Profit / (loss) from Operations	(11,148)	(1,016)	(12,164)	100,108	4,965	105,073

Depreciation of Property, plant and equipment and amortization of Intangible assets	(712)	(63)	(775)	(104,390)	(1,476)	(105,866)
Net loss from Fair value adjustment of Investment property	—	—	—	(16,589)	(3,216)	(19,805)

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)
Segment reconciliation for the six-month period ended

June 30,2023 (unaudited)	Crops			Rice			Dairy
	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income
Revenue	109,715	(2,249)	107,466	135,735	(698)	135,037	122,312	(2,277)	120,035
Cost of revenue	(96,858)	2,021	(94,837)	(96,392)	(75)	(96,467)	(102,998)	1,824	(101,174)
Initial recognition and changes in fair value of biological assets and agricultural produce	968	(413)	555	7,687	(86)	7,601	10,114	(343)	9,771
Changes in net realizable value of agricultural produce after harvest	231	—	231	—	—	—	—	—	—
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	14,056	(641)	13,415	47,030	(859)	46,171	29,428	(796)	28,632
General and administrative expenses	(9,283)	278	(9,005)	(8,443)	168	(8,275)	(5,326)	133	(5,193)
Selling expenses	(12,248)	226	(12,022)	(17,152)	278	(16,874)	(12,885)	267	(12,618)
Other operating income, net	646	(20)	626	171	7	178	(204)	3	(201)
(Loss) / profit from Operations	(6,829)	(157)	(6,986)	21,606	(406)	21,200	11,013	(393)	10,620

Depreciation of Property, plant and equipment and amortization of Intangible assets	(4,216)	171	(4,045)	(6,220)	159	(6,061)	(5,287)	147	(5,140)
Net loss from Fair value adjustment of Investment property	(1,103)	21	(1,082)	(252)	4	(248)	—	—	—

June 30,2023 (unaudited)	Corporate			Total
	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income
Revenue	—	—	—	654,355	(5,224)	649,131
Cost of revenue	—	—	—	(491,781)	3,770	(488,011)
Initial recognition and changes in fair value of biological assets and agricultural produce	—	—	—	91,207	(842)	90,365
Changes in net realizable value of agricultural produce after harvest	—	—	—	(184)	—	(184)
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	—	—	—	253,597	(2,296)	251,301
General and administrative expenses	(11,375)	110	(11,265)	(46,726)	689	(46,037)
Selling expenses	(26)	—	(26)	(66,098)	771	(65,327)
Other operating income, net	(105)	—	(105)	(4,991)	(10)	(5,001)
(Loss) / profit from Operations	(11,506)	110	(11,396)	135,782	(846)	134,936

Depreciation of Property, plant and equipment and amortization of Intangible assets	(615)	18	(597)	(88,371)	495	(87,876)
Net loss from Fair value adjustment of Investment property	—	—	—	(1,355)	25	(1,330)

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)
Segment analysis for the six-month period ended June 30, 2024 (unaudited)

	Farming				Sugar, Ethanol and Energy	Corporate	Total
	Crops	Rice	Dairy	Farming subtotal
Revenue	108,465	128,911	125,834	363,210	288,136	—	651,346
Cost of revenue	(102,589)	(100,321)	(103,153)	(306,063)	(217,527)	—	(523,590)
Initial recognition and changes in fair value of biological assets and agricultural produce	26,808	31,343	4,012	62,163	36,954	—	99,117
Changes in net realizable value of agricultural produce after harvest	(12,394)	(1)	—	(12,395)	517	—	(11,878)
Margin on manufacturing and agricultural activities before operating expenses	20,290	59,932	26,693	106,915	108,080	—	214,995
General and administrative expenses	(14,289)	(8,955)	(5,239)	(28,483)	(12,229)	(11,527)	(52,239)
Selling expenses	(6,949)	(15,541)	(11,554)	(34,044)	(32,270)	(27)	(66,341)
Other operating (loss) / income, net	7,962	(14,242)	2,051	(4,229)	7,516	406	3,693
(Loss) / profit from Operations	7,014	21,194	11,951	40,159	71,097	(11,148)	100,108

Depreciation of Property, plant and equipment and amortization of Intangible assets	(3,659)	(6,752)	(5,623)	(16,034)	(87,644)	(712)	(104,390)
Net loss from Fair value adjustment of Investment property	(566)	(16,023)	—	(16,589)	—	—	(16,589)
Transfer of revaluation surplus derived from disposals of assets before taxes	9.024	—	—	9.024	—	—	9.024
Initial recognition and changes in fair value of biological assets and agricultural produce (unrealized)	25,682	22,080	(14,629)	33,133	4,749	—	37,882
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	1,126	9,263	18,641	29,030	32,205	—	61,235
Changes in net realizable value of agricultural produce after harvest (unrealized)	(5,088)	—	—	(5,088)	—	—	(5,088)
Changes in net realizable value of agricultural produce after harvest (realized)	(7,306)	(1)	—	(7,307)	517	—	(6,790)

As of June 30, 2024:
Farmlands and farmland improvements, net	424,009	184,099	2,327	610,435	78,323	—	688,758
Machinery, equipment, building and facilities, and other fixed assets, net	38,168	102,005	130,866	271,039	247,298	—	518,337
Bearer plants, net	1,200	—	—	1,200	346,439	—	347,639
Work in progress	445	1,144	13,674	15,263	12,213	—	27,476
Right of use asset	9,563	18,626	640	28,829	338,915	461	368,205
Investment property	28,044	5,320	—	33,364	—	—	33,364
Goodwill	9,713	5,903	—	15,616	3,929	—	19,545
Biological assets	42,173	14,661	38,821	95,655	97,209	—	192,864
Finished goods	74,031	20,106	12,027	106,164	131,576	—	237,740
Raw materials, Stocks held by third parties and others	79,030	99,360	19,802	198,192	19,455	—	217,647
Total segment assets	706,376	451,224	218,157	1,375,757	1,275,357	461	2,651,575
Borrowings	23,087	53,025	43,680	119,792	577,419	133,460	830,671
Lease liabilities	12,084	20,312	678	33,074	312,234	259	345,567
Total segment liabilities	35,171	73,337	44,358	152,866	889,653	133,719	1,176,238
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)
Segment analysis for the six-month period ended June 30, 2023 (unaudited)

	Farming				Sugar, Ethanol and Energy	Corporate	Total
	Crops	Rice	Dairy	Farming subtotal
Revenue	109,715	135,735	122,312	367,762	286,593	—	654,355
Cost of revenue	(96,858)	(96,392)	(102,998)	(296,248)	(195,533)	—	(491,781)
Initial recognition and changes in fair value of biological assets and agricultural produce	968	7,687	10,114	18,769	72,438	—	91,207
Changes in net realizable value of agricultural produce after harvest	231	—	—	231	(415)	—	(184)
Margin on manufacturing and agricultural activities before operating expenses	14,056	47,030	29,428	90,514	163,083	—	253,597
General and administrative expenses	(9,283)	(8,443)	(5,326)	(23,052)	(12,299)	(11,375)	(46,726)
Selling expenses	(12,248)	(17,152)	(12,885)	(42,285)	(23,787)	(26)	(66,098)
Other operating income / (loss), net	646	171	(204)	613	(5,499)	(105)	(4,991)
(Loss) / profit from Operations	(6,829)	21,606	11,013	25,790	121,498	(11,506)	135,782

Depreciation of Property, plant and equipment and amortization of Intangible assets	(4,216)	(6,220)	(5,287)	(15,723)	(72,033)	(615)	(88,371)
Net loss from Fair value adjustment of Investment property	(1,103)	(252)	—	(1,355)	—	—	(1,355)
Initial recognition and changes in fair value of biological assets and agricultural produce (unrealized)	(851)	3,837	(5,725)	(2,739)	36,857	—	34,118
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	1,819	3,850	15,839	21,508	35,581	—	57,089
Changes in net realizable value of agricultural produce after harvest (unrealized)	107	—	—	107	—	—	107
Changes in net realizable value of agricultural produce after harvest (realized)	124	—	—	124	(415)	—	(291)

As of December 31, 2023:
Farmlands and farmland improvements, net	447,772	178,291	1,462	627,525	78,322	—	705,847
Machinery, equipment, building and facilities, and other fixed assets, net	24,250	71,584	86,670	182,504	264,561	—	447,065
Bearer plants, net	753	—	—	753	375,089	—	375,842
Work in progress	10	291	5,584	5,885	14,926	—	20,811
Right of use assets	13,608	15,076	29	28,713	377,420	580	406,713
Investment property	29,192	4,172	—	33,364	—	—	33,364
Goodwill	6,095	3,704	—	9,799	4,510	—	14,309
Biological assets	55,545	32,843	23,191	111,579	116,458	—	228,037
Finished goods	33,407	9,306	9,927	52,640	126,971	—	179,611
Raw materials, Stocks held by third parties and others	26,779	16,577	11,230	54,586	21,854	—	76,440
Total segment assets	637,411	331,844	138,093	1,107,348	1,380,111	580	2,488,039
Borrowings	44,692	(9,207)	84,557	120,042	604,827	180,080	904,949
Lease liabilities	12,341	13,475	57	25,873	352,238	399	378,510
Total segment liabilities	57,033	4,268	84,614	145,915	957,065	180,479	1,283,459

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

4.    Revenue

The following tables show our various sources of revenue for the periods indicated:

	Six-months ended June 30,
	2024	2023
	(unaudited)
Revenue of manufactured products and services rendered:
Ethanol	109,870	106,622
Sugar	155,005	154,545
Energy (*)	13,804	13,310
Peanut	18,313	31,559
Sunflower	3,389	5,054
Cotton	1,986	4,435
Rice (*)	117,014	119,414
Fluid milk (UHT)	63,495	54,251
Powder milk	23,904	22,490
Other dairy products	33,529	23,260
Services	5,329	4,233
Rental income	2,134	1,263
Others	22,379	22,856
Subtotal manufactured products and services rendered	570,151	563,292
Agricultural produce and biological assets:
Soybean	46,315	35,309
Corn	27,211	9,597
Wheat	9,163	8,000
Sunflower	2,439	8,594
Barley	1,733	3,805
Milk	3,983	11,428
Cattle	2,059	2,145
Cattle for dairy	5,832	4,760
Others	4,306	2,201
Subtotal agricultural produce and biological assets	103,041	85,839
Total revenue	673,192	649,131

(*) Includes revenue of mwh of energy and tons of rice produced by third parties for an amount of US$ 0.6 million and US$ 0.7 million, respectively (June 30, 2023: revenue of mwh of energy and tons of rice produced by third parties for an amount of US$ 23.5 million).

Commitments to sell commodities at a future date

The Group entered into contracts to sell non-financial instruments, mainly, sugar, soybean and corn through sales forward contracts. Those contracts are held for purposes of delivery the non-financial instrument in accordance with the Group’s expected sales. Accordingly, as the own use exception criteria are met, those contracts are not recorded as derivatives.

The notional amount of these contracts is US$ 116.2 million as of June 30, 2024 (June 30, 2023: US$ 113.1 million) comprised primarily of 29,098 liters of ethanol (US$ 15 million), 376,797 mwh of energy (US$ 16 million), 141,063 tons of sugar
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

4.    Revenue (continued)

(US$ 63 million), 34,068 tons of soybean (US$ 10 million), 33,797 tons of corn (US$ 6 million) and 20,088 tons of wheat (US$ 5 million) which expire between July 2024 and December 2024.

5.    Cost of revenue
The following tables show our cost of revenue for the periods indicated:

	Six-month ended June 30, 2024 (unaudited)
	Crops	Rice	Dairy	Sugar, Ethanol and Energy	Total
Finished goods at the beginning of 2024 (Note 18)	33,407	9,306	9,927	126,971	179,611
Cost of production of manufactured products (Note 6)	20,651	119,491	102,265	249,158	491,565
Purchases	14,125	1,931	6,250	356	22,662
Agricultural produce	164,471	—	9,815	6,007	180,293
Transfer to raw material	(67,602)	(6,773)	—	—	(74,375)
Direct agricultural selling expenses	14,742	—	—	—	14,742
Tax recoveries (i)	—	—	—	(17,297)	(17,297)
Changes in net realizable value of agricultural produce after harvest	(14,089)	(7)	—	517	(13,579)
Finished goods as of June 30, 2024 (Note 18)	(74,031)	(20,106)	(12,027)	(131,576)	(237,740)
Exchange differences	16,530	380	(6,376)	(16,609)	(6,075)
Cost of revenues and direct agricultural selling expenses period	108,204	104,222	109,854	217,527	539,807
(i): Correspond to the presumed credit of ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) over the sale values.

	Six-month ended June 30, 2023 (unaudited)
	Crops	Rice	Dairy	Sugar, Ethanol and Energy	Total
Finished goods at the beginning of 2023	37,539	13,659	12,825	88,693	152,716
Cost of production of manufactured products (Note 6)	31,170	87,129	89,361	200,945	408,605
Purchases	10,409	14,942	—	615	25,966
Agricultural produce	121,012	3,582	11,428	9,502	145,524
Transfer to raw material	(59,172)	(4,296)	(137)	—	(63,605)
Direct agricultural selling expenses	7,238	—	—	—	7,238
Tax recoveries (i)	—	—	—	(7,174)	(7,174)
Changes in net realizable value of agricultural produce after harvest	231	—	—	(415)	(184)
Finished goods as of June 30, 2023	(53,377)	(18,085)	(12,610)	(101,189)	(185,261)
Exchange differences	(213)	(464)	307	4,556	4,186
Cost of revenues and direct agricultural selling expenses period	94,837	96,467	101,174	195,533	488,011
(i): Correspond to the presumed credit of ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) over the sale values.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

6.    Expenses by nature

The following table provides the additional disclosure required on the nature of expenses and their relationship to the function within the Group:

	Six-month ended June 30, 2024 (unaudited)
	Cost of production of manufactured products (Note 5)					General and Administrative Expenses	Selling Expenses	Total
	Crops	Rice	Dairy	Sugar, Ethanol and Energy	Total
Salaries, social security expenses and employee benefits	2,402	7,981	6,127	20,248	36,758	16,920	5,782	59,460
Raw materials and consumables	—	640	12,728	2,767	16,135	—	—	16,135
Depreciation and amortization	2,034	2,448	2,562	68,010	75,054	11,691	730	87,475
Depreciation of right-of-use assets	—	25	—	4,282	4,307	13,886	113	18,306
Fuel, lubricants and others	126	1,128	787	18,466	20,507	630	202	21,339
Maintenance and repairs	978	2,642	2,477	16,186	22,283	2,000	461	24,744
Freights	63	8,916	1,629	301	10,909	—	30,568	41,477
Export taxes / selling taxes	—	—	—	—	—	—	15,744	15,744
Export expenses	—	—	—	—	—	—	7,125	7,125
Contractors and services	835	585	190	6,929	8,539	—	—	8,539
Energy transmission	—	—	—	—	—	—	1,135	1,135
Energy power	474	1,928	1,338	384	4,124	327	81	4,532
Professional fees	39	178	52	400	669	5,347	395	6,411
Other taxes	11	157	101	1,938	2,207	351	15	2,573
Contingencies	—	—	—	—	—	714	—	714
Lease expense and similar arrangements	112	572	77	—	761	772	288	1,821
Third parties raw materials	3,809	15,260	36,767	7,673	63,509	—	—	63,509
Tax recoveries	—	—	—	(97)	(97)	—	—	(97)
Others	356	1,468	1,348	4,186	7,358	2,209	6,082	15,649
Subtotal	11,239	43,928	66,183	151,673	273,023	54,847	68,721	396,591
Own agricultural produce consumed	9,412	75,563	36,082	97,485	218,542	—	—	218,542
Total	20,651	119,491	102,265	249,158	491,565	54,847	68,721	615,133

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

6.    Expenses by nature (continued)

	Six-month ended June 30, 2023 (unaudited)
	Cost of production of manufactured products (Note 5)					General and Administrative Expenses	Selling Expenses	Total
	Crops	Rice	Dairy	Sugar, Ethanol and Energy	Total
Salaries, social security expenses and employee benefits	2,177	6,934	5,877	18,098	33,086	17,973	4,750	55,809
Raw materials and consumables	242	1,408	15,859	3,528	21,037	—	—	21,037
Depreciation and amortization	2,327	2,109	2,162	51,358	57,956	9,918	671	68,545
Depreciation of right-of-use assets	—	24	457	4,635	5,116	8,051	301	13,468
Fuel, lubricants and others	110	558	783	16,263	17,714	318	154	18,186
Maintenance and repairs	640	1,486	960	11,233	14,319	788	355	15,462
Freights	60	8,152	1,368	27	9,607	—	29,883	39,490
Export taxes / selling taxes	—	—	—	—	—	—	14,396	14,396
Export expenses	—	—	—	—	—	—	7,672	7,672
Contractors and services	961	1,450	54	4,508	6,973	—	—	6,973
Energy transmission	—	—	—	—	—	—	1,232	1,232
Energy power	743	1,766	1,365	407	4,281	226	40	4,547
Professional fees	33	60	45	352	490	4,869	439	5,798
Other taxes	11	108	79	1,972	2,170	378	23	2,571
Contingencies	—	—	—	—	—	820	—	820
Lease expense and similar arrangements	64	410	114	—	588	508	197	1,293
Third parties raw materials	2,209	13,689	32,902	3,669	52,469	—	—	52,469
Tax recoveries	—	—	—	(220)	(220)	—	—	(220)
Others	446	1,146	838	1,508	3,938	2,188	5,214	11,340
Subtotal	10,023	39,300	62,863	117,338	229,524	46,037	65,327	340,888
Own agricultural produce consumed	21,147	47,829	26,498	83,607	179,081	—	—	179,081
Total	31,170	87,129	89,361	200,945	408,605	46,037	65,327	519,969

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

7.    Salaries and social security expenses

	Six-month period ended June 30,
	2024	2023
	(unaudited)
Wages and salaries	76,057	71,328
Social security costs	23,955	19,874
Equity-settled share-based compensation	3,466	4,865
	103,478	96,067

8.    Other operating income / (expense), net

	Six-month period ended June 30,
	2024	2023
	(unaudited)
Gain from disposals of farmland and other assets (Note 20)	6,050	—
Gain /(loss) from commodity derivative financial instruments	9,746	(3,470)
(Loss) / gain from disposal of other property items	(332)	1,162
Net loss from fair value adjustment of investment property	(19,805)	(1,330)
Others	5,476	(1,363)
	1,135	(5,001)

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

9.    Financial results, net

	Six-month period ended June 30,
	2024	2023
	(unaudited)
Finance income:
- Interest income	4,566	3,151
- Foreign exchange gain, net	—	35,350
- Gain from interest rate/foreign exchange rate derivative financial instruments	—	744
- Other income	459	36,604
Finance income	5,025	75,849

Finance costs:
- Interest expense	(16,516)	(33,440)
- Finance cost related to lease liabilities	(28,013)	(16,025)
- Cash flow hedge – transfer from equity	(26,312)	(33,864)
- Foreign exchange losses, net	(22,023)	—
- Taxes	(4,159)	(3,565)
- Loss from interest rate/foreign exchange rate derivative financial instruments	(709)	—
- Other expenses	(5,295)	(4,301)
Finance costs	(103,027)	(91,195)
Other financial results - Net gain/(loss) of inflation effects on the monetary items	5,617	(12,336)
Total financial results, net	(92,385)	(27,682)

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

10.    Taxation

Taxes on income in the interim periods are recognized using the tax rate that would be applicable to expected total annual earnings.

	June 30, 2024	June 30, 2023
	(unaudited)
Current income tax	(2,011)	(2,985)
Deferred income tax	46,535	(35,144)
Income tax benefit / (expense)	44,524	(38,129)

The gross movement on the deferred income tax liability is as follows:

	June 30, 2024	June 30, 2023
	(unaudited)
Beginning of period	(366,554)	(292,656)
Exchange differences	(140,242)	(15,256)
Effect of fair value valuation for farmlands	124,511	11,455
Disposal of farmland (Note 20)	2,080	—
Tax charge relating to cash flow hedge (i)	(9,335)	(9,739)
Others	2,167	1,542
Income tax benefit / (expense)	46,535	(35,144)
End of period	(340,838)	(339,798)

(i)It relates to the amount reclassified of US$ 26,019 loss and US$ 8,861 loss from equity to profit and loss for the six-month period ended June 30, 2024 and 2023, respectively.

Tax Inflation Adjustment in Argentina

The information of Tax Inflation Adjustment in Argentina which is described in detail in Note 10 to annual consolidated financial statements.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

10.    Taxation (continued)
The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

	June 30, 2024	June 30, 2023
	(unaudited)
Tax calculated at the tax rates applicable to profits in the respective countries	(2,061)	(35,488)
Non-deductible items	324	(967)
Effect of the changes in the statutory income tax rate in Argentina	—	3,664
Non-taxable income	6,006	6,696
Tax losses where no deferred tax asset was recognized	(18)	(6,390)
Previously unrecognized tax losses now recouped to reduce tax expenses (1)	9,873	19,028
Effect of IAS 29 on Argentina’s shareholder’s equity and deferred income tax.	27,202	(23,683)
Others	3,198	(989)
Income tax benefit / (expense)	44,524	(38,129)
(1) 2024 includes 9,873 of adjustment by inflation of tax loss carryforwards in Argentina (18,567 in 2023).

OECD Pillar Two model rules

The Group is within the scope of the OECD (Organization for Economic Cooperation and Development) Pillar Two model rules (the Global Anti-base Erosion rules or GloBE). Pillar Two legislation was enacted in Luxembourg, the jurisdiction in which the company is incorporated, and came into effect as from January 1, 2024.

As of June 30, 2024, we did not have any significant impact as a consequence of Pillar Two rules.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

11.    Property, plant and equipment, net

Changes in the Group’s property, plant and equipment for the six-month periods ended June 30, 2024 and 2023 were as follows:

	Farmlands	Farmland improvements	Buildings and facilities	Machinery, equipment, furniture and Fittings	Bearer plants	Others	Work in progress	Total
Six-month period ended June 30, 2023
Opening net book amount.	727,591	16,742	268,380	91,212	352,727	29,614	79,089	1,565,355
Exchange differences	32,790	475	11,417	19,153	24,825	666	3,171	92,497
Additions	—	—	9,651	43,384	62,682	339	21,704	137,760
Revaluation surplus	(33,155)	—	—	—	—	—	—	(33,155)
Transfers	—	594	6,052	11,920	—	20	(18,586)	—
Disposals	—	—	(61)	(2,052)	—	(17)	(1)	(2,131)
Reclassification to non-income tax credits (*)	—	—	—	(118)	—	—	—	(118)
Depreciation	—	(1,810)	(14,406)	(35,483)	(33,807)	(1,296)	—	(86,802)
Closing net book amount	727,226	16,001	281,033	128,016	406,427	29,326	85,377	1,673,406
At June 30, 2023 (unaudited)
Cost	727,226	47,217	553,523	965,459	946,330	53,870	85,377	3,379,002
Accumulated depreciation	—	(31,216)	(272,490)	(837,443)	(539,903)	(24,544)	—	(1,705,596)
Net book amount	727,226	16,001	281,033	128,016	406,427	29,326	85,377	1,673,406
Six-month period ended June 30, 2024
Opening net book amount	694,202	11,645	241,156	196,995	375,842	8,914	20,811	1,549,565
Exchange differences	350,046	4,031	57,247	1,549	(50,029)	4,304	160	367,308
Additions	—	—	9,528	42,051	71,726	3,812	14,739	141,856
Revaluation surplus	(355,597)	—	—	—	—	—	—	(355,597)
Transfers	—	51	3,900	4,187	—	96	(8,234)	—
Disposals	(13,732)	(8)	(924)	(1,390)	—	(3)	—	(16,057)
Reclassification to non-income tax credits (*)	—	—	—	(144)	—	—	—	(144)
Depreciation	—	(1,880)	(15,451)	(36,403)	(49,900)	(1,087)	—	(104,721)
Closing net book amount	674,919	13,839	295,456	206,845	347,639	16,036	27,476	1,582,210
At June 30, 2024 (unaudited)
Cost	674,919	47,500	597,728	1,126,671	987,864	41,840	27,476	3,503,998
Accumulated depreciation	—	(33,661)	(302,272)	(919,826)	(640,225)	(25,804)	—	(1,921,788)
Net book amount	674,919	13,839	295,456	206,845	347,639	16,036	27,476	1,582,210
(*) Brazilian federal tax law allows entities to take a percentage of the total cost of the assets purchased as a tax credit. As of June 30, 2024, ICMS tax credits were reclassified to trade and other receivables.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

11.    Property, plant and equipment, net (continued)

The Group determined the valuation of farmlands (US$ 683 million as of June 30, 2024) using, a “Sales Comparison Approach” prepared by an independent expert. Under the Sales Comparison Approach, the Group uses sale prices of comparable properties further adjusted considering the specific aspects of each property, the most relevant premise being the price per hectare (Level 3). The Group estimated that, other factors being constant, a 10% reduction on the sales price as of June 30, 2024 would have reduced the value of the farmlands by US$ 68.3 million, which would impact, net of its tax effect, the "Revaluation surplus" item in the statement of Changes in Shareholders' Equity.

Depreciation charges are included in “Cost of production of Biological Assets”, “Cost of production of manufactured products”, “General and administrative expenses”, “Selling expenses”, as appropriate, and/or capitalized in “Property, plant and equipment” for the six-month periods ended June 30, 2024 and 2023.

As of June 30, 2024, borrowing costs of US$ 2,384 (June 30, 2023: US$ 1,600) were capitalized as components of the cost of acquisition or construction of qualifying assets.

Certain of the Group’s assets have been pledged as collateral to secure the Group’s borrowings and other payables. The net book value of the pledged assets amounts to US$ 217,831 as of June 30, 2024 (June 30, 2023: U$S 349,231).

12.    Right of use assets

Changes in the Group’s right of use assets for the six-month periods ended June 30, 2024 and 2023 were as follows:

	Agricultural partnership (*)	Others	Total
	(unaudited)
As of June 30, 2023
Opening net book amount	333,562	26,619	360,181
Exchange differences	27,272	1,862	29,134
Additions and re-measurement	45,644	1,452	47,096
Depreciation	(32,023)	(5,706)	(37,729)
Closing net book amount	374,455	24,227	398,682

As of June 30, 2024
Opening net book amount	384,844	21,869	406,713
Exchange differences	(37,758)	844	(36,914)
Additions and re-measurement	37,681	8,091	45,772
Depreciation	(42,465)	(4,901)	(47,366)
Closing net book amount	342,302	25,903	368,205

(*) Agricultural partnerships have an average term of 6 years.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

13.    Investment property

Changes in the Group’s investment property for the six-month periods ended June 30, 2024 and 2023 were as follows:

	June 30, 2024	June 30, 2023
	(unaudited)
Beginning of period	33,364	33,330
Loss from fair value adjustment (Note 8)	(19,805)	(1,330)
Exchange differences	19,805	1,330
End of period	33,364	33,330
Fair value	33,364	33,330
Net book amount	33,364	33,330

The Group determined the valuation of investment properties using a “Sales Comparison Approach” prepared by an independent expert. Sale prices of comparable properties are adjusted considering the specific aspects of each property, the most relevant premise being the price per hectare. (Level 3). The increase /decrease in the fair value is recognized in the Statement of income under the line item “Other operating income, net”. There were no changes to the valuation techniques for any of the periods presented. The Group estimated that, other factors being constant, a 10% reduction on the Sales price as of June 30, 2024 would have reduced the value of the Investment properties on US$ 3.3 million, which would impact the line item “Net loss from fair value adjustment.”

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

14.    Intangible assets, net

Changes in the Group’s intangible assets in the six-month periods ended June 30, 2024 and 2023 were as follows:

	Goodwill	Software	Trademarks	Others	Total
As of June 30, 2023
Opening net book amount	18,544	7,742	9,101	733	36,120
Exchange differences	919	427	334	62	1,742
Additions	—	752	2	8	762
Amortization charge (i)	—	(800)	(231)	(43)	(1,074)
Closing net book amount	19,463	8,121	9,206	760	37,550
At June 30, 2023 (unaudited)
Cost	19,463	18,437	12,184	1,347	51,431
Accumulated amortization	—	(10,316)	(2,978)	(587)	(13,881)
Net book amount	19,463	8,121	9,206	760	37,550

As of June 30, 2024
Opening net book amount	14,309	6,042	6,431	737	27,519
Exchange differences	5,236	1,775	2,825	(93)	9,743
Additions	—	557	—	—	557
Amortization charge (i)	—	(901)	(241)	(3)	(1,145)
Closing net book amount	19,545	7,473	9,015	641	36,674
At June 30, 2024 (unaudited)
Cost	19,545	19,240	12,319	1,251	52,355
Accumulated amortization	—	(11,767)	(3,304)	(610)	(15,681)
Net book amount	19,545	7,473	9,015	641	36,674

(i) Amortization charges are included in “General and administrative expenses” and “Selling expenses” for the period ended June 30, 2024 and 2023, respectively.

The Group conducts an impairment test annually or more frequently if events or changes in circumstances indicate that the carrying amount may not be recoverable. The last impairment test of goodwill was performed as of September 30, 2023 and no goodwill impairment was recognized.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

15.    Biological assets

Changes in the Group’s biological assets in the six-month periods ended June 30, 2024 and 2023 were as follows:

	June 30, 2024 (unaudited)
	Crops (i)	Rice (i)	Dairy (ii)	Sugarcane (i)	Total
Beginning of year	55,545	32,843	23,191	116,458	228,037
Increase due to purchases	625	560	—	—	1,185
Initial recognition and changes in fair value of biological assets	29,680	36,575	4,491	36,954	107,700
Decrease due to harvest / disposals	(164,779)	(141,582)	(48,628)	(107,564)	(462,553)
Costs incurred during the period	89,521	68,618	45,999	66,910	271,048
Exchange differences	31,581	17,647	13,768	(15,549)	47,447
End of period	42,173	14,661	38,821	97,209	192,864

	June 30, 2023 (unaudited)
	Crops (i)	Rice (i)	Dairy (ii)	Sugarcane (i)	Total
Beginning of year	72,843	54,125	30,045	109,431	266,444
Increase due to purchases	562	217	—	—	779
Initial recognition and changes in fair value of biological assets	555	7,601	9,771	72,438	90,365
Decrease due to harvest / disposals	(121,121)	(84,939)	(43,386)	(97,247)	(346,693)
Costs incurred during the period	76,281	31,354	34,979	63,302	205,916
Exchange differences	2,971	1,935	1,198	12,546	18,650
End of period	32,091	10,293	32,607	160,470	235,461

(i)Biological assets that are measured at fair value within level 3 of the hierarchy.
(ii)Biological assets that are measured at fair value within level 2 of the hierarchy

For those biological assets measured at fair value within level 3 of the fair value hierarchy, the Group uses valuation techniques based on unobservable inputs. This is only permissible insofar as no observable market data are available. The inputs used reflect the Group’s assumptions regarding the factors, which market players would consider in their pricing. The Group uses the best available information for this, including internal company data

The discounted cash flow valuation technique and the significant unobservable inputs used to calculate the fair value of these biological assets are consistent with those described in Note 16 to of the consolidated financial statements for the year ended December 31, 2023.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

15.    Biological assets (continued)

Cost of production for the six-month period ended June 30, 2024:

	June 30, 2024
	(unaudited)
	Crops	Rice	Dairy	Sugar, Ethanol and Energy	Total
Salaries, social security expenses and employee benefits	3,050	7,238	5,085	6,112	21,485
Depreciation and amortization	—	—	—	2,019	2,019
Depreciation of right-of-use assets	—	—	—	25,144	25,144
Fertilizers, agrochemicals and seeds	33,066	15,334	47	21,460	69,907
Fuel, lubricants and others	530	1,251	746	1,993	4,520
Maintenance and repairs	1,479	6,702	2,271	1,754	12,206
Freights	3,837	1,239	105	—	5,181
Contractors and services	10,486	28,506	—	6,296	45,288
Feeding expenses	96	73	23,463	—	23,632
Veterinary expenses	142	43	2,694	—	2,879
Energy power	30	2,199	1,088	—	3,317
Professional fees	278	120	81	164	643
Other taxes	540	60	6	19	625
Lease expense and similar arrangements	35,544	4,825	—	—	40,369
Others	252	968	389	1,949	3,558
Subtotal	89,330	68,558	35,975	66,910	260,773
Own agricultural produce consumed	191	60	10,024	—	10,275
Total	89,521	68,618	45,999	66,910	271,048

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

15.    Biological assets (continued)

Cost of production for the six-month period ended June 30, 2023:

	June 30, 2023
	(unaudited)
	Crops	Rice	Dairy	Sugar, Ethanol and Energy	Total
Salaries, social security expenses and employee benefits	2,329	5,056	5,106	5,818	18,309
Depreciation and amortization	—	—	—	1,849	1,849
Depreciation of right-of-use assets	—	—	—	23,253	23,253
Fertilizers, agrochemicals and seeds	12,151	3,422	—	22,446	38,019
Fuel, lubricants and others	495	985	657	1,685	3,822
Maintenance and repairs	1,638	3,291	1,955	1,270	8,154
Freights	1,601	286	66	—	1,953
Contractors and services	28,815	14,167	—	5,850	48,832
Feeding expenses	1,058	39	16,806	—	17,903
Veterinary expenses	96	36	1,709	—	1,841
Energy power	23	1,337	1,178	—	2,538
Professional fees	111	237	65	185	598
Other taxes	445	151	84	33	713
Lease expense and similar arrangements	26,766	1,729	—	—	28,495
Others	419	571	271	913	2,174
Subtotal	75,947	31,307	27,897	63,302	198,453
Own agricultural produce consumed	334	47	7,082	—	7,463
Total	76,281	31,354	34,979	63,302	205,916

Biological assets as of June 30, 2024 and December 31, 2023 were as follows:

	June 30, 2024	December 31, 2023
	(unaudited)
Non-current
Cattle for dairy production	36,774	23,191
Breeding cattle	352	371
Other cattle	261	144
	37,387	23,706
Current
Breeding cattle	7,838	6,037
Other cattle	2,047	—
Sown land – crops	33,722	49,813
Sown land – rice	14,661	32,023
Sown land – sugarcane	97,209	116,458
	155,477	204,331
Total biological assets	192,864	228,037

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

15.    Biological assets (continued)

 “La Niña” weather event in 2023

“La Niña” is a weather phenomenon caused by the fluctuation of the ocean temperatures in the central and eastern equatorial Pacific due to changes in the atmosphere, which affects the climate of several regions worldwide. When the temperature of the ocean decreases by 0.5°C below the five-quarter average, a so called “La Niña” weather pattern begins. This whether phenomenon is characterized by below average precipitations during spring and summertime in South America. We have experienced this weather pattern in Argentina and Uruguay, where most of our Farming operations are based, throughout the last three consecutive years and it has extended its effects during 2023, resulting in a severe drought in almost all productive regions in Argentina and Uruguay. Our diversification in terms of geographic footprint and crops planted (soybean, peanut, corn, wheat, sunflower, among others), acts as a natural hedge against weather risk, and enables us to adopt defensive strategies such as delaying planting activities and switching between crops which are either more resilient to dry weather or have a later development stage. However, and despite our ability to partially mitigate this effect, during 2023, as a consequence of the La Niña weather event, yields of our different crops had a reduction ranging from 18% to 60%, depending on the crop, thus significantly affecting our results of operations for the year ended December 31,2023.

16.    Financial instruments

As of June 30, 2024, the financial instruments recognized at fair value on the statement of financial position comprise derivative financial instruments.

For Level 1 instruments, valuation is based on the unadjusted quoted prices in active markets for identical financial assets that the Group can refer to at the date of the statement of financial position. A market is deemed active if transactions take place with sufficient frequency and in sufficient quantity for price information to be available on an ongoing basis. Since a quoted price in an active market is the most reliable indicator of fair value, this should always be used if available. Level 1 financial instruments mainly consist of crop futures and options traded on the stock market. In the case of securities, the Group allocates them to this level when either a stock market price is available or prices are provided by a price quotation on the basis of actual market transactions.

Derivatives not traded on the stock market are categorized as Level 2 instruments and are valued using models based on observable market data. The Group uses inputs directly or indirectly observable in the market, other than quoted prices. If the derivative financial instrument has a fixed contract period, the inputs used for valuation must be observable for the whole of this period. Level 2 financial instruments mainly consist of interest-rate swaps and foreign-currency interest-rate swaps.

For Level 3 instruments, the Group uses valuation techniques not based on inputs observable in the market. This is only permissible insofar as no observable market data are available. The inputs used reflect the Group’s assumptions regarding the factors, which market players would consider in their pricing. The Group uses the best available information for this, including internal company data. The Group does not have any Level 3 financial instruments for any of the periods presented.

There were no transfers between any levels during any of the periods presented.

The following tables present the Group’s financial assets and financial liabilities that are measured at fair value as of June 30, 2024 and their allocation to the fair value hierarchy:

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

16.    Financial instruments (continued)

	2024
	Level 1	Level 2	Total

Assets
Derivative financial instruments	2,177	17,081	19,258
Short-term investment (1)	26,869	—	26,869
Total assets	29,046	17,081	46,127
Liabilities
Derivative financial instruments	(48)	—	(48)
Total liabilities	(48)	—	(48)

(1) It includes US T-Bills with maturity from the date of acquisition longer than 90 days for US$ 25,589 and US$ 1,280 of BOPREAL (Bonos para la Reconstrucción de una Argentina Libre). As of June 30, 2024, nil (US$ 59,475 as of December 31, 2023) of these US T-bills are used as collateral for short-term borrowings and are not available for use by other entities of the Group. See Note 23.

When no quoted prices in an active market are available, fair values (particularly with derivatives) are based on recognized valuation methods. The Group uses a range of valuation models for this purpose, details of which may be obtained from the following table:

Class	Pricing Method	Parameters	Pricing Model	Level	Total

Futures	Quoted price	-	-	1	1,865
NDF	Quoted price	Foreign-exchange curve	Present value method	1	264
Interest-rate swaps	Theoretical price	Money market interest-rate curve.	Present value method	2	17,081
US T-Bills	Quoted price	—	—	1	25,589
Bopreal	Quoted price	—	—	1	1,280

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

17.    Trade and other receivables, net

	June 30, 2024	December 31, 2023
	(unaudited)
Non-current
Advances to suppliers	4,314	3,266
Income tax credits	4,492	2,332
Non-income tax credits (i)	23,332	24,860
Judicial deposits	1,915	2,187
Receivable from disposal of subsidiary	—	3,899
Other receivables	3,156	2,516
Non-current portion	37,209	39,060
Current
Trade receivables	110,374	90,526
Less: Allowance for trade receivables	(943)	(2,888)
Trade receivables – net	109,431	87,638
Prepaid expenses	11,033	6,953
Advance to suppliers	51,743	42,808
Income tax credits	769	1,253
Non-income tax credits (i)	20,752	22,812
Receivable from disposal of subsidiary	6,416	3,971
Cash collateral	—	11
Other receivables	11,863	13,609
Subtotal	102,576	91,417
Current portion	212,007	179,055
Total trade and other receivables, net	249,216	218,115

(i) Includes US$ 144 for the six-month period ended June 30, 2024 reclassified from property, plant and equipment (for the year ended December 31, 2023: US$ 293).
The fair values of current trade and other receivables approximate their respective carrying amounts due to their short-term nature. The fair values of non-current trade and other receivables approximate their carrying amount, as the impact of discounting is not significant.

The carrying amounts of the Group’s trade and other receivables are denominated in the following currencies (expressed in US dollars):

	June 30, 2024	December 31, 2023
	(unaudited)
Currency
US Dollar	95,187	88,811
Argentine Peso	64,523	24,304
Uruguayan Peso	2,605	6,570
Brazilian Reais	86,901	98,430
	249,216	218,115
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

17.    Trade and other receivables, net (continued)

As of June 30, 2024 trade receivables of US$ 18,165 (December 31, 2023: US$ 22.989) were past due but not impaired. The ageing analysis of these receivables indicates that US$ 298 and US$ 449 are over 6 months in June 30, 2024 and December 31, 2023, respectively.

The creation and release of allowance for trade receivables have been included in ‘Selling expenses’ in the statement of income. Amounts charged to the allowance account are generally written off, when there is no expectation of recovering additional cash.

The other classes within other receivables do not contain impaired assets.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above.

18.    Inventories

	June 30, 2024	December 31, 2023
	(unaudited)
Raw materials	217,647	76,440
Finished goods (Note 5)	237,740	179,611
	455,387	256,051

19.    Cash and cash equivalents

	June 30, 2024	December 31, 2023
	(unaudited)
Cash at bank and on hand	70,594	179,068
Short-term bank deposits	69,717	160,713
	140,311	339,781
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

20.    Disposals

In April 2024, the Company sold “La Pecuaria” farm, a 3,177 hectares farm located in Uruguay for an aggregate amount of US$ 20.7 million, collected in full at closing. This transaction resulted in a pre-tax gain of US$ 6.1 million included in the line item “Other operating income” in the statement of income for the six-month period ended June 30, 2024. Also, an amount of US$ 6.9 million was reclassified to retained earnings out of the revaluation surplus reserve.

21.    Shareholder’s contribution

	Number of shares (thousands)	Share capital and share premium
At January 1, 2023	111,382	960,242
Restricted shares vested	—	7,528
Purchase of own shares	—	(9,374)
Dividends to shareholders	—	(35,000)
At June 30,2023 (unaudited)	111,382	923,396

At January 1, 2024	111,382	910,883
Employee share options exercised (Note 22)	—	115
Restricted share vested	—	7,540
Purchase of own shares	—	(35,475)
Dividends to shareholders	—	(35,000)
At June 30,2024 (unaudited)	111,382	848,063
Share Repurchase Program

On July 11, 2024, the Group’s share repurchase program was renewed to purchase up to five per cent (5%) of the Company’s total outstanding share capital until December 31, 2024 or reaching the maximum number of shares authorized for purchase under the program, whichever occurs first.

As of June 30, 2024, the Company repurchased an aggregate of 28,841,056 shares under the program, of which 9,067,146 have been utilized to cover the exercise of the Company’s employee stock option plan and the granted of the restricted stock plan and 11 million shares were reduced from capital. During the six-month periods ended June 30, 2024 and 2023 the Company repurchased shares for an amount of 4,146,651 and 1,397,415 respectively.

Annual dividends

On April 17, 2024, the Company’s general shareholders’ meeting approved the payment of an annual dividend of $35 million payable in two installments in May and November of 2024. On May 29, 2024, the first installment of US$ 17.5 million (0.1682 per share) was paid.
On April 19, 2023, the Company’s general shareholders’ meeting approved the payment of an annual dividend of $35 million payable in two installments made on May 17, 2023 and November 16, 2023, respectively

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

22.    Equity-settled share-based payments

In 2004, the Group established the “2004 Incentive Option Plan” (“Option Schemes”) under which the Group granted equity-settled options to senior managers and selected employees of the Group’s subsidiaries.

Further, in 2010, the Group established the “Adecoagro Restricted Share and Restricted Stock Unit Plan” (the “Restricted Share Plan”) under which the Group grants restricted shares, or restricted stock units to directors of the Board, senior and medium management and key employees of the Group.

(a)Option Schemes

No expense was accrued for both periods under the Options Schemes.

As of June 30, 2024, 14,396 options (June 30, 2023: nil) were exercised. No options were forfeited or expired for any of the periods presented. On August 15, 2023, the plan was extended for an additional 10 years, whereas the expiration to exercise the options was extended.

(b)Restricted Share and Restricted Stock Unit Plan

As of June 30, 2024, the Group recognized compensation expense of US$ 3.4 million related to the restricted shares granted under the Restricted Share Plan (June 30, 2023: US$ 4.9 million). For the six-month period ended June 30, 2024, 603,799 Restricted Shares were granted (June 30, 2023: 548,233), 970,511 were vested (June 30, 2023: 1,035,765), and 15,662 Restricted shares were forfeited (June 30, 2023: nil).

23.    Trade and other payables

	June 30, 2024	December 31, 2023
	(unaudited)
Non-current
Trade payables	54	514
Other payables	424	494
	478	1,008
Current
Trade payables	135,953	140,949
Advances from customers	6,448	16,351
Taxes payable	8,323	9,482
Dividends payables	18,296	1,024
Payables from acquisition of subsidiaries	—	13,404
Other payables	14,122	9,520
	183,142	190,730
Total trade and other payables	183,620	191,738

The fair values of current trade and other payables approximate their respective carrying amounts due to their short-term nature. The fair values of non-current trade and other payables approximate their carrying amount, as the impact of discounting is not significant.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

24.    Borrowings

	June 30, 2024	December 31, 2023
	(unaudited)
Non-current
Senior Notes (*)	498,570	498,347
Bank borrowings (*)	180,235	199,496
	678,805	697,843
Current
Senior Notes (*)	8,250	8,250
Bank overdrafts	—	4,386
Bank borrowings (*)	143,616	194,470
	151,866	207,106
Total borrowings	830,671	904,949

(*) As of June 30, 2024, the Group was in compliance with the related financial covenants under the respective loan agreements.

As of June 30, 2024, total bank borrowings do not include any collateralized liabilities (December 31, 2023: US$ 77,055). These loans were mainly collateralized by property, plant and equipment, sugarcane plantations, sugar export contracts, shares of certain subsidiaries of the Group and restricted short-term investment, see Note 16.

Notes 2027

On September 21, 2017, the Company issued senior notes (the “Notes”) for US$ 500 million, at an annual nominal rate of 6%. The Notes will mature on September 21, 2027. Interest on the Notes are payable semi-annually in arrears on March 21 and September 21 of each year. The total proceeds nets of expenses was US$ 496.5 million.

The Notes are fully and unconditionally guaranteed on a senior unsecured basis by certain of our current and future subsidiaries, currently: Adeco Agropecuaria S.A., Adecoagro Brasil Participações S.A., Adecoagro Vale do Ivinhema S.A., Pilagá S.A. and Usina Monte Alegre Ltda. are the only Subsidiary Guarantors.

The Notes contain customary financial covenants and restrictions which require us to meet pre-defined financial ratios, among other restrictions.

On July 22, 2024, the Company announced a cash tender offer for up to US$100.0 million of the Notes due 2027. As of the Early Tender Date, on August 2, 2024, US$83.65 million in aggregate principal amount of Notes had been validly tendered by Holders and fully cancelled. The total consideration, including the Early Tender Premium, was US$ 980 for each US$ 1,000 principal amount of Notes.

Loan with International Finance Corporation (IFC)

During 2024, the Group settled the outstanding amount of US$16.4 million under the loan agreement entered into with the International Finance Corporation (IFC), a member of the World Bank Group, in June 2020.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

24.    Borrowings (continued)

The maturity of the Group’s borrowings and the Group’s exposure to fixed and variable interest rates is as follows:

	June 30, 2024	December 31, 2023
	(unaudited)
Fixed rate:
Less than 1 year	118,971	117,105
Between 1 and 2 years	5,946	6,010
Between 2 and 3 years	2,823	5,508
Between 3 and 4 years	498,995	—
Between 4 and 5 years	425	498,347
More than 5 years	2,547	—
	629,707	626,970
Variable rate:
Less than 1 year	32,895	90,001
Between 1 and 2 years	33,885	37,712
Between 2 and 3 years	81,651	91,878
Between 3 and 4 years	50,859	56,605
Between 4 and 5 years	1,674	1,783
	200,964	277,979
	830,671	904,949

The breakdown of the Group’s borrowing by currency is included in Note 2 - Interest rate risk.

The carrying amount of short-term borrowings is approximate its fair value due to the short-term maturity. Long term borrowings subject to variable rate approximate their fair value. The fair value of long-term subject to fix rate do not significant differ from their fair value. The fair value (level 2) of the senior notes equals US$ 464 million, 92.77% of the nominal amount.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

25.    Lease liabilities

	June 30, 2024	December 31, 2023
	(unaudited)
Non-current	289,818	325,569
Current	55,749	52,941
	345,567	378,510

The maturity of the Group's lease liabilities is as follows:

	June 30, 2024	December 31, 2023
	(unaudited)
Less than 1 year	55,749	52,941
Between 1 and 2 years	23,936	66,474
Between 2 and 3 years	59,334	61,398
Between 3 and 4 years	49,537	47,677
Between 4 and 5 years	40,805	39,254
More than 5 years	116,206	110,766
	345,567	378,510

26.    Payroll and social security liabilities

	June 30, 2024	December 31, 2023
	(unaudited)
Non-current
Social security payable	1,099	1,570
	1,099	1,570
Current
Salaries payable	7,580	4,498
Social security payable	4,738	4,062
Provision for vacations	11,126	12,783
Provision for bonuses	5,541	16,014
	28,985	37,357
Total payroll and social security liabilities	30,084	38,927

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

27.    Provisions for other liabilities

The Group is subject to several laws, regulations and business practices of the countries where it operates. In the ordinary course of business, the Group is subject to certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving tax, labor and social security, administrative and civil and other matters. The Group accrues liabilities when it is probable that future costs will be incurred and it can reasonably estimate them. The Group bases its accruals on up-to-date developments, estimates of the outcomes of the matters and legal counsel experience in contesting, litigating and settling matters. As the scope of the liabilities becomes better defined or more information is available, the Group may be required to change its estimates of future costs, which could have a material effect on its results of operations and financial condition or liquidity. There have been no material changes to claimed amounts and current proceedings since December 31, 2023.

28.    Related-party transactions

The following is a summary of the balances and transactions with related parties:

Related party	Relationship	Description of transaction	Expense included in the statement of income		Balance payable
			June 30, 2024	June 30, 2023	June 30, 2024	December 31, 2023

			(unaudited)	(unaudited)	(unaudited)
Directors and senior management	Employment	Compensation selected employees	(3,103)	(4,225)	(15,129)	(18,781)

29.    Basis of preparation and presentation

The information presented in the accompanying condensed consolidated interim financial statements (“interim financial statements”) as of June 30, 2024 and for the six-month and the three-month periods ended June 30, 2024 and 2023 is unaudited and in the opinion of management reflect all adjustments necessary to present fairly the financial position of the Group as of June 30, 2024, results of operations for the six-month and three months periods ended June 30, 2024 and 2023 and cash flows for the six-month periods ended June 30, 2024 and 2023. All such adjustments are of a normal recurring nature. In preparing these accompanying interim financial statements, management has made certain estimates and assumptions that affect reported amounts in the financial statements and disclosures of contingencies. Actual results may differ from those estimates. The results for interim periods are not necessarily indicative of annual results.

These interim financial statements have been prepared in accordance with International Accounting Standard 34 (IAS 34), ‘Interim financial reporting’ as issued by the International Accounting Standards Board (IASB) and they should be read in conjunction with the annual financial statements for the year ended December 31, 2023, which have been prepared in accordance with IFRS Accounting Standards as issued by the IASB.

The accounting policies adopted in the preparation of the interim financial statements are consistent with those followed in the preparation of the Group’s consolidated financial statements for the year ended December 31, 2023.

Seasonality of operations

The Group’s business activities are inherently seasonal. The Group generally harvest and sell its grains (corn, soybean, rice and sunflower) between February and August, with the exception of wheat, which is harvested from December to January. Peanut is harvested from April to May, and revenue are executed with higher intensity during the third quarter of the year. Cotton is a unique in that while it is typically harvested from June to August, it requires processing which takes about two to three months to complete. Revenue in our Dairy business segment tend to be more stable. However, milk production is generally higher during the fourth quarter, when the weather is more suitable for production. Although our Sugar, Ethanol and Electricity cluster is
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

29.    Basis of preparation and presentation (continued)

currently operating under a “non-stop” or “continuous” harvest and without stopping during traditional off-season, the rest of the sector in Brazil is still primarily operating with large off-season periods from December/January to March/April. The result of large off-season periods is fluctuations in our sugar and ethanol revenue and in our inventories, usually peaking in December to take advantage of higher prices during the traditional off-season period (i.e., January through April). As a result of the above factors, there may be significant variations in our financial results from one quarter to another. In addition, our quarterly results may vary as a result of the effects of fluctuations in commodities prices, production yields and costs on the determination of initial recognition and changes in fair value of biological assets and agricultural produce.

The accompanying notes are an integral part of these condensed consolidated interim financial statements